Exhibit 99.2

4 February 2005

Mitchells & Butlers plc

Director’s Shareholding

Karim Naffah, a Director of the Company, has today exercised share options over 2,783 ordinary shares at 181.42p and 321,784 ordinary shares at 189.50p, retaining the maximum number of shares of 83,599 after selling 240,968 shares at 338.0949p to meet the costs of exercise, including tax and National Insurance.

Following this transaction, his total shareholding in the Company is 143,394 shares.